September 3, 2010

Mr. Daniel L. Gordon                                                                           VIA EDGAR
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Sun Communities, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 11, 2010
File No. 001-12616

Dear Mr. Gordon:

This letter contains our response to the comments from the Staff of the Commission contained in your letter dated August 23, 2010. For convenience of reference, the comments contained in your letter are reprinted below in italics and are followed by our corresponding response.

Item 2. Properties, page 15

1.
We note that you have several properties in your portfolio, particularly in Indiana and Michigan, which have very low or significantly declining occupancy levels over the three year period ended December 31, 2009.  Please tell us which properties in your combined portfolio were assessed for impairment during the year ended December 31, 2009, or in the subsequent interim period, and tell us the results of that testing.  If no properties were impaired, please tell us, and consider discussing in your MD&A, if any properties are at risk of being impaired.

Company Response:

The Company has exposure to the risks associated with owning and operating real estate, including adverse changes in the economic environment within its current local markets, as well as at regional and national levels.  The Company has a concentration of properties located in Michigan, Florida, Indiana, and Texas.  The economic climate has impacted each of these states to varying degrees. The Company performs an impairment analysis whenever events or changes in circumstances indicate that a potential impairment exists.  The Company determined that the volatility and uncertainty of the adverse economic environment qualified as a triggering event that could indicate that the carrying value of its properties was not recoverable.

The Company performed an impairment analysis on each property as of December 31, 2009 to determine if the estimated fair value of a property exceeded its net carrying value.  The assumptions used to perform the impairment analysis included management’s best estimate of holding periods, occupancy levels, rental rates, operating results, capitalization rates, lease-up periods, and capital requirements.  The assumptions were used to develop a multi-year cash flow model which depicted the projected undiscounted cash flows associated with each property.  These undiscounted cash flows were compared to each property’s net carrying value to determine if the property’s value was recoverable.  If the results indicated that a property may be impaired, additional testing was performed to determine if the impairment was temporary or permanent.

The Company identified three properties located in Michigan, one located in Colorado, one located in Texas, and one located in North Carolina that required additional testing.  These properties are currently in various stages of the development and/or lease-up process. The Company considered if these properties would likely require additional development costs, gain occupancy and/or implement rental rate increases over the estimated holding period to determine the likelihood of recovery of its investment in the property. The Company assumed reasonable occupancy gains and development costs over the estimated holding period based on occupancy trends seen at these properties and determined that its investment in these properties were recoverable as of December 31, 2009.

Quarterly impairment testing has been performed during 2010 as the uncertainty and volatility has continued to persist in the economic environment.  The results of the quarterly impairment testing indicated that that the Company’s investment is recoverable based on increased occupancy levels and improved operating results for two of the Michigan properties that required additional testing at year end.  The quarterly impairment testing performed on all of the Company’s other properties yielded the same results that were depicted as of December 31, 2009. The results of our impairment analysis continue to indicate that the undiscounted cash flows for each property support the net carrying value of the associated assets, except for the four remaining properties in various stages of the development and lease-up process.  The Company anticipates that these four properties will achieve the increased occupancy levels and/or rental rates to support the net carrying value of the assets over the future estimated development and/or holding period.

Mr. Daniel L. Gordon
September 3, 2010

In addition to adverse changes in the economic environment, the Company considers changes in occupancy metrics another factor in determining if a triggering event has occurred that would indicate impairment losses exist.  However, occupancy declines do not always necessarily indicate that the Company’s investment in a property is not recoverable.  As the Company has experienced occupancy losses that result in decreased rental revenue, the Company has implemented annual rental rate increases on its remaining tenants that partially offset the impact of those losses.  Additionally, a significant amount of the Company’s investment property consists of depreciable assets (such as buildings, roads, and other land improvements).  The net carrying value of the properties declines over time as these assets are depreciated.  If occupancy levels decline at a particular property, the undiscounted cash flow projections based on anticipated levels of rental revenues and other variables may still exceed its net carrying value (which is reduced from recording the impact of depreciation).

In future filings, the Company will modify  its Investment Property disclosure appearing in the Company’s Form 10-K Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to include the risk of impairment and to read as follows (changes are marked):

Investment Property

Investment property is recorded at cost, less accumulated depreciation.  We review the carrying value of long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate a possible impairment. Circumstances that may prompt a test of recoverability may include a significant decrease in the anticipated market price, an~~d~~ adverse change to the extent ~~f~~or manner in which an asset may be used or in its physical condition or other such events that may significantly change the value of the long-lived asset.  An impairment loss is recognized when a long-lived asset’s carrying value is not recoverable and exceeds estimated fair value. We estimate the fair value of our long lived assets based on future cash flows and any potential disposition proceeds for a given asset. Forecasting cash flows requires management to make estimates and assumptions about such variables as the estimated holding period, rental rates, occupancy, and operating expenses during the holding period, as well as disposition proceeds.  Management uses its best judgment when developing these estimates and assumptions, but the development of the projected future cash flows is based on subjective variables. Future events could occur which would cause us to conclude that impairment indicators exist, and significant adverse changes in national, regional, or local market conditions or trends may cause us to change the estimates and assumptions used in our impairment analysis.  The results of an impairment analysis could be material to our financial statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Home Sales and Rentals, page 34

2.
We note that the non-GAAP financial measures you have provided, Rental Program NOI and Home Sales NOI/Gross profit, are different from the measure you have provided in your Segment Reporting footnote, Home Sales and Home Rental Net operating income/Gross profit.  Please revise your disclosure in future filings to include reconciliations of these non-GAAP financial measures to Net income, and show us your proposed disclosure in your response to us.

Company Response:

The Company’s residents who utilize the Rental Program make a combined payment that is composed of two rental income streams: 1) site rent and 2) home rent.  The site rent is recorded in the Company’s Real Property Operations segment, and the home rent is recorded in the Home Sales and Home Rental Segment.  For purposes of internal management review of operational performance, the Company adds the site rent revenue to the home rent revenue to evaluate the incremental revenue gains achieved by the implementation of the Rental Program.  The Company has disclosed the incremental revenue gains externally to assist investors and analysts in evaluating the performance of the Rental Program and overall financial impact to the Company’s operations.

Mr. Daniel L. Gordon
September 3, 2010

In future filings, the Company will provide the following reconciliation to net income (loss):

	Years Ended December 31,
	2009	2008	2007
Real Property NOI	$131,131	$130,222	$126,329
Rental Program NOI	30,871	29,397	26,714
Home Sales NOI / Gross profit	9,238	7,191	4,724
Site rent from Rental Program (included in Real Property NOI)	(26,699)	(24,537)	(21,704)
NOI/gross profit	144,541	142,273	136,063
Adjustments to arrive at net loss:
Other revenues	4,581	6,831	2,784
General and administrative	(25,099)	(23,097)	(20,649)
Georgia flood damage	(800)	-	-
Depreciation and amortization	(65,011)	(64,427)	(61,900)
Asset impairment charge	-	(9,087)	-
Interest expense	(62,779)	(64,157)	(65,540)
Equity loss from affiliates	(2,176)	(16,498)	(7,969)
Provision for state income taxes	(413)	(336)	(768)
Loss from continuing operations	(7,156)	(28,498)	(17,979)
Loss from discontinued operations	(227)	(5,111)	(793)
Net loss	(7,383)	(33,609)	(18,772)
Less: amounts attributable to noncontrolling interests	(1,081)	839	(2,129)
Net loss attributable to Sun Communities, Inc. common stockholders	$(6,302)	$(34,448)	$(16,643)

Additionally, the Company will modify the disclosure detailing the reasons for including the site rent in the Rental Program NOI table.  In future filings, the Company will provide the following table and disclosure (changes are marked):

	Years Ended December 31,
Financial Information	2009	2008	Change	% Change
Rental home revenue	$20,463	$20,533	$(70)	-0.3%
Site rent from Rental Program (1)	26,699	24,537	2,162	8.8%
Rental Program revenue	47,162	45,070	2,092	4.6%
Expenses
Payroll and commissions	2,335	2,008	327	16.3%
Repairs and refurbishment	7,513	7,419	94	1.3%
Taxes and insurance	3,101	2,802	299	10.7%
Marketing and other	3,342	3,444	(102)	-3.0%
Rental Program operating and maintenance	16,291	15,673	618	3.9%
Rental Program NOI	$30,871	$29,397	$1,474	5.0%

Other Information
Number of occupied rentals, end of period*	5,747	5,517	230	4.2%
Investment in occupied rental homes	$181,206	$170,521	$10,685	6.3%
Number of sold rental homes*	705	596	109	18.3%
Weighted average monthly rental rate*	$728	$736	$(8)	-1.1%

(1)
The renter’s monthly payment includes the site rent and an amount attributable to the leasing of the home. The site rent is reflected in the Real Property Operations segment. For purposes of management analysis, the site rent is included in the Rental Program revenue to evaluate the incremental revenue gains associated with implementation ~~of growth and performance~~ of the Rental Program, and assess the overall growth and performance of Rental Program and financial impact to the Company’s operations.

Mr. Daniel L. Gordon
September 3, 2010

Funds From Operations, page 38

3.
 We note that you have not provided the disclosures required by Rule 10(e) of Regulation S-K related to Adjusted funds from operations.  Please provide these disclosures in future filings, and show us your proposed disclosure in your response to us.

Company Response:

The Company expanded the disclosure of its use of non-GAAP financial measures related to Funds From Operations (“FFO”) and Adjusted Funds From Operations beginning with its Form 10-Q filing for the period ended March 31, 2010.  The underlined text below indicates the expanded disclosure that the Company has included in its Form 10-Q filings for the interim periods ending in 2010 as related to FFO and Adjusted FFO.  The underlined and italicized text represents the additional disclosure the Company will include in future filings regarding Adjusted FFO as follows:

We provide information regarding FFO as a supplemental measure of operating performance.  FFO is defined by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income (loss) (computed in accordance GAAP), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Due to the variety among owners of identical assets in similar condition (based on historical cost accounting and useful life estimates), we believe excluding gains and losses related to sales of previously depreciated operating real estate assets, and excluding real estate asset depreciation and amortization, provides a better indicator of our operating performance.  FFO is a useful supplemental measure of our operating performance because it reflects the impact to operations from trends in occupancy rates, rental rates, and operating costs, providing perspective not readily apparent from net income (loss).  Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.  Management, the investment community, and banking institutions routinely use FFO, together with other measures, to measure operating performance in our industry. Further, management uses FFO for planning and forecasting future periods.

Because FFO excludes significant economic components of net income (loss) including depreciation and amortization, FFO should be used as an adjunct to net income (loss) and not as an alternative to net income (loss). The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income (loss) as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT’s ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Management also uses an Adjusted Funds from Operations (“Adjusted FFO”) non-GAAP financial measure, which excludes certain gain and loss items that management considers unrelated to the operational and financial performance of our core business. We believe that Adjusted FFO provides investors with another financial measure of our operating performance that is more comparable when evaluating period over period results. Other REITs may use different methods for calculating FFO and Adjusted FFO and, accordingly, our FFO and Adjusted FFO may not be comparable to other REITs.

Item 10. Directors, Executive Officers and Corporate Governance, page 44

Board of Directors, page 47:

4.
Please tell us the specific experience, qualifications, attributes or skills that led to the nominating committee’s conclusion that these individuals should serve on your board of directors. Refer to Item 401(e) of Regulation S-K. Confirm for us that you will include similar disclosure in your future filings.

Company Response:

The specific experience, qualifications, attributes or skills that led to our NCG Committee’s conclusion that these individuals should serve on our Board were included within the biographical data of our directors.  The Company will include the following similar disclosure in its future filings:

Mr. Daniel L. Gordon
September 3, 2010

In addition to each director’s qualifications, experience and skills outlined in their biographical data above and the minimum Board qualifications set forth above, our NCG Committee looked for certain attributes in each director nominee and based on these attributes, and the mix of attributes of the other incumbent directors, determined that each director nominee should serve on our Board.  The NCG Committee does not require that each director nominee possess all of these attributes but rather that the Board is comprised of directors that, taken together, provide us with a variety and depth of knowledge, judgment and experience necessary to provide effective oversight and vision.  These attributes include: (a) significant leadership skills as a chief executive officer and/or relevant board member experience, (b) real estate industry experience, (c) transactional experience, especially within the real estate industry, (d) relevant experience in property operations, (e) financial expertise, and (f) legal or regulatory experience.  The following table lists the attributes of each director, as determined by the NCG Committee:

Director	CEO/Board Experience	Real Estate Industry	Transactional Experience	Property Operations	Financial Expertise	Legal / Regulatory
Gary A. Shiffman	X	X	X	X	X
Paul D. Lapides	X	X	X	X	X	X
Clunet R. Lewis	X	X	X		X	X
Robert H. Naftaly	X		X		X
Ronald L. Piasecki	X	X	X	X	X	X
Ted J. Simon	X	X	X	X	X
Arthur A. Weiss	X	X	X		X	X
Stephanie W. Bergeron	X		X		X

Compensation Discussion and Analysis, page 51

5.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Company Response:

The Company supplementally advises the Staff that during January and February 2010 the Company’s senior management, Compensation Committee and outside legal counsel assessed the risk that could result from the Company’s compensation policies and practices.  This assessment included the review of the Company’s compensation programs, paying particular attention to program features that could potentially encourage excessive or imprudent risk taking, and the specific aspects of the Company’s compensation policies and procedures which mitigate some of the material risks that might otherwise arise from such policies and procedures.  These mitigating factors include the following: (a) the programs’ mix of both cash compensation and equity-based compensation which is designed to balance the short-term and long-term interests of the Company and its shareholders, (b) the incentive compensation programs for its executive officers are based, in part, on multiple performance and individual objectives determined at the discretion of the Compensation Committee and, in part, on discretionary bonuses awarded at the discretion of the Compensation Committee; and (c) the maximum cash bonuses payable to the executive officers is limited to 100% of their applicable base salaries.  Following this review, the Company’s management, Compensation Committee and full Board of Directors affirmatively determined that there were no risks arising from the compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.  Accordingly, it was determined that disclosure regarding the Company’s policies and practices of compensating its employees as they relate to risk management practices and risk-taking incentives was not necessary.

Compensation Components and Process, page 52

6.
We note that the Compensation Committee considered the compensation of comparable companies in determining executive officer compensation. Please tell us if you engage in benchmarking compensation. Please also identify the companies that comprise the peer group you reference. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Mr. Daniel L. Gordon
September 3, 2010

Company Response:

The Company does not benchmark compensation. The Company does, on occasion, review salary and compensation information for companies with comparable market capitalizations, number of employees and business sectors as published in the National Association of Real Estate Investment Trusts Compensation Survey (the “NAREIT Survey”). As the Committee’s decisions on executive compensation are largely subjective, the information obtained is used to gain a general understanding of current compensation practices and guidelines. The Committee does not tie its compensation decisions to any particular target or level of compensation noted in the NAREIT Survey.

The Committee may, from time to time, request its Vice President of Human resources or Chief Financial Officer to collect publicly available information on compensation levels and programs for the executives of certain companies deemed comparable but it does not establish benchmarks in relation to this information. The Committee did not request such information for fiscal year 2009. The Committee considers (a) internal equity among executive officers, (b) market data for the positions held by these executives, (c) each executive’s duties, responsibilities, and experience level, (d) each executive’s performance and contribution to the Company’s success, and (e) cost to the Company when determining levels of compensation.

In the future, should the Company engage in benchmarking, the required information will be disclosed.

7.
We refer to your disclosure in the second paragraph that your benchmarks for determining certain elements of compensation are measured against targets established by the Compensation Committee. Please tell us what those target levels were for 2009 and how your actual corporate performance compared to the target level. Confirm that you will include similar disclosure in future filings.

Company Response:

For 2009, the Committee established the following targets for the executive officers in relation to annual cash bonuses. The achievement of such targets was used to determine a portion of the executive’s cash bonus. As indicated in each executive’s employment agreement, the payment of any or all of the incentive compensation, whether or not set targets are achieved, is in the sole discretion of the Compensation Committee.  The structure of the bonus plans for Gary A. Shiffman and Karen J. Dearing are illustrated in the tables below:

CEO Bonus Plan		% of Salary
	Allocation of Base Salary	30% Met	60% Exceed	100% Excel	Maximum Discretionary Award (2)	Total Bonus Awarded
Item

Achievement of individual goals	$149,688	$44,906	$89,813	$149,688	$-	$149,688
Company achievement of FFO (1)	299,375	89,813	179,625	299,375	-	179,625
Compensation Committee Discretion(2)	149,687	-	-	-	149,687	10,687
Total	$598,750					$340,000

CFO Bonus Plan		% of Salary
	Allocation of Base Salary	30% Met	60% Exceed	100% Excel	Maximum Discretionary Award (2)	Total Bonus Awarded
Item

Achievement of individual goals	$66,250	$19,875	$39,750	$66,250	$-	$66,250
Company achievement of FFO (1)	132,500	39,750	79,500	132,500	-	79,500
Compensation Committee Discretion(2)	66,250	-	-	-	66,250	26,250
Total	$265,000					$172,000

(1) See Target Level Table below for achievement ranges.
(2) The Compensation Committee has the discretion to award the CEO and CFO a cash bonus in any amount up to a maximum of 25% of their base salary.

Mr. Daniel L. Gordon
September 3, 2010

The individual goals for Mr. Shiffman were focused on strategic leadership of the organization, fostering communication within various departments of the Company, and development of internal processes to track, monitor and report on various departments within the Company.  The individual goals for Ms. Dearing were focused on strengthening the Company’s Information Technology department, facilitating the growth and development of staff, development and implementation of strategies associated with the Company’s capital requirements and structure.  The Committee determined that for fiscal year 2009 both Mr. Shiffman and Ms. Dearing “excelled” in the achievement of their individual goals and as such, received cash bonuses of $149,688 and $66,250, respectively, for the achievement of this target.

The following tables provide a summary of the various target levels the Company established compared to the actual results to evaluate the achievement of certain executive goals:

Target Ranges
Achievement Level	FFO	NOI	Revenue Producing Sites (“RPS”)
Met	$2.866 < FFO < $2.893	> $143,912,419	> 193
Exceed	$2.894 < FFO < $2.921	> $144,631,981	> 243
Excel	$2.922 < FFO	> $145,351,543	> 293

	Company Results
	FFO	NOI	Revenue Producing Sites (“RPS”)
Result	$2.909	$143,136,923	224
Achievement Level	Exceed	None	Met

As noted in question 8 below, the Company achieved FFO/share of $2.909 as adjusted by the Committee and as such, Mr. Shiffman and Ms. Dearing received cash bonuses of $179,625 and $79,500, respectively, for the achievement of this target.

After discussing Mr. Shiffman’s and Ms. Dearing’s individual achievements, the overall financial and operational results of the Company and their individual contributions to the achievement of these results, the bonuses earned by the other executive officers, and their overall compensation for the year, the Committee determined to award Mr. Shiffman and Ms. Dearing discretionary bonuses of $10,687 and $26,250, respectively.

The structure of the bonus plan for John B. McLaren is illustrated in the table below:

COO Bonus Plan		% of Salary
	Allocation of Base Salary	30% Minimum	60% Target	100% Maximum	Maximum Discretionary Award (2)	Total Bonus Awarded
Item

Achievement of Revenue Producing Sites (“RPS”) (1)	$40,500	$12,500	$24,300	$40,500	$-	$12,500
Company achievement of NOI (1)	94,500	28,350	56,700	94,500	-	-
Compensation Committee Discretion(2)	135,000	-	-	-	135,000	135,000
Total	$270,000					$147,500

(1) See Target Level Table above for achievement ranges.
(2) The Compensation Committee has the discretion to award the COO a cash bonus in any amount up to a maximum of 25% of his base salary.

Combined net operating income for this purpose may not be the same as net operating income as disclosed in the accompanying financial statements as certain items that are not under Mr. McLaren’s  control or that are recorded solely for GAAP financial purposes are excluded from the computation of combined net operating income.  For purposes of this calculation, the Company achieved combined net operating income of $143,136,923 and Mr. McLaren did not earn a cash bonus related to this target.

The Company achieved a gain in RPS of 224 sites and Mr. McLaren earned a cash bonus of $12,500 related to the achievement of this target.

After discussing Mr. McLaren’s individual achievements, the overall financial and operational results of the Company and Mr. McLaren’s contributions to the achievement of these results, the bonuses earned by the other executive officers, and Mr. McLaren’s overall compensation for the year, the Committee determined to award Mr. McLaren a discretionary bonus of $135,000.

Mr. Daniel L. Gordon
September 3, 2010

For Jonathan M. Colman:

Mr. Colman’s bonus is determined in the sole discretion of the CEO and recommended to the Committee after review of his overall responsibilities, his individual performance during the year, the bonuses of the other executive officers and his overall compensation. For the fiscal year 2009, the CEO recommended and the Committee approved a cash bonus to Mr. Colman of $47,000.

The Company confirms that similar disclosure will be included in future filings.

2009 Compensation, page 54

8.
We refer to your definition of Adjusted FFO in footnote 1 on page 54 that certain non-recurring charges were determined in the sole discretion of the Compensation committee in calculating adjusted FFO. Please tell us what charges were excluded in your calculation of adjusted FFO. We note the reconciliation to net loss on page 38. See Instruction 5 to Item 402(b) of Regulation S-K.

Company Response:

The Company incurred certain charges during the year ended December 31, 2009 that the Compensation Committee believed were unrelated to management’s execution of the Company’s core operations.  These charges included losses from an equity affiliate, additional interest expense resulting from a change in the facility fee related to the FNMA/ARCS lending agreement, charges related to flood damages at one of the Company’s Georgia properties, and taxes associated with unexpected developments related to changes in Michigan tax law.  The Compensation Committee deemed these items as unusual or non-recurring and made adjustments to the Company’s reported FFO for purposes of determining the achievement of the three to five percent growth goal associated with awarding executive bonuses.  The following table provides information regarding the charges that were excluded from the Compensation Committee’s calculation of adjusted FFO:

Year Ended December 31, 2009
Funds from operations (FFO)	$55,976
Equity affiliate adjustment	1,654
Georgia flood damage	800
FNMA/ARCS facility fee	1,442
Michigan Single Business tax provision	740
Adjusted FFO for Compensation Committee	$60,612

Diluted weighted average Common Shares/OP Units outstanding:	20,833

Adjusted FFO per diluted weighted average Common Share/OP Unit for Compensation Committee	$2.909

In the event the Compensation Committee makes adjustments to non-GAAP financial measures when assessing the achievement of the actual performance to target levels, the Company will provide the appropriate disclosure of those calculations in future filings.

Mr. Daniel L. Gordon
September 3, 2010

9.
We refer to your discussion in the third paragraph on page 54 that Ms. Dearing was entitled to receive a bonus of up to 75 percent of her base salary based on certain performance targets and up to 25 percent based on the sole discretion of the Compensation Committee. We note, however, that the percentages set forth in her employment agreement and the bonuses for prior years were based on a 50/50 percentage split. Please tell us why the percentages were changed for 2009.

Company Response:

Ms. Dearing’s employment agreement provides that she is entitled to a bonus of up to 50% of her base salary if certain annual individual and Company performance criteria (as established in the discretion of the Compensation Committee) are satisfied and she is entitled to a bonus of up to 50% of her base salary in the discretion of the Compensation Committee.  For 2009, the Compensation Committee, in its discretion, elected to revise Ms. Dearing’s bonus plan to be consistent with that of Mr. Shiffman and to provide for a bonus of up to 25% of her base salary on the basis of the achievement of 2009 individual goals approved by the Compensation Committee, a bonus of up to 50% of her base salary on the basis of the Company’s achievement of 2009 FFO targets determined by the Compensation Committee and a bonus of up to 25% of her base salary in the sole discretion of the Compensation Committee.  The Compensation Committee used its discretion to increase the portion of Ms. Dearing’s maximum 2009 incentive bonus that was based on her individual performance and the Company’s FFO performance from 50% to 75% of her base salary but the Compensation Committee retained its discretion to establish the individuals goals and objectives of Ms. Dearing and the FFO performance targets of the Company and to determine whether such objectives and targets were achieved.

10.
We refer to your discussion in the sixth paragraph on page 54 of the factors considered by the Compensation Committee in awarding cash bonuses to your named executive officers. Please tell us how the Compensation Committee applied these factors to each individual named executive officer and how they arrived at the bonus amounts. Your discussion should identify the individual and corporate performance objectives for each named executive officer, identifying any targets and how they compared to actual results. The discussion should also discuss why the Compensation Committee elected to award less than the maximum eligible bonus to each officer. Confirm that you will include similar disclosure in future filings. Refer to Item 402(b)(2) of Regulation S-K.

Company Response:

Please see the Company’s response to question 7 above which details the factors considered by the Committee in awarding cash bonuses. As noted, cash bonuses are at the sole discretion of the Committee whether or not certain targets are achieved. The Committee has never awarded 100 percent of the executive’s potential bonus but has generally awarded amounts from zero to 65 percent of the potential award based on the Committee’s review of the reasonableness of total compensation received by each executive officer, the financial and operational performance of the Company, the overall cost to the Company of paying such bonuses and the individual efforts of each officer. The Committee uses discretionary awards in years, or for certain individuals, where the achievement of set targets has not been met but individual effort and the performance of the Company merits such an award.

The Company confirms that similar disclosure will be included in future filings.

11.
We refer to the last paragraph on page 54 and note that you granted equity incentive awards to Messrs. Shiffman and McLaren and Ms. Dearing. Please tell us why the Compensation Committee elected to make these awards. Your discussion should include any specific factors the Compensation Committee considered in making these awards to each recipient and why the Committee elected to makes them in stock as opposed to another form of compensation.

Mr. Daniel L. Gordon
September 3, 2010

Company Response:

Based on the Company’s FFO performance in 2009 and the individual performance of Messrs. Shiffman and McLaren and Ms. Dearing in 2009, the Compensation Committee elected to make restricted stock awards to Messrs. Shiffman and McLaren and Ms. Dearing to complement their base salaries and bonuses. The Compensation Committee believes that restricted stock awards that vest over a period of six (6) years provide a long term incentive that is aligned with shareholder interests and contains an appropriate balance of risk, performance and retention.  Restricted stock awards are intended to provide longer term motivation which has the effect of linking stock price performance to executive compensation and to provide post-retirement financial security in lieu of other forms of more costly supplemental retirement programs.  The factors considered by the Compensation Committee in electing to make these restricted stock awards included: (a) market data for the positions held by these executives, (b) each executive’s duties, responsibilities and experience, (c) each executive’s performance and contribution to the Company’s success, (d) the appropriate mix of compensation, (e) aligning the interests of the executive officers with those of the Company’s shareholders by focusing executives on improving corporate performance to achieve continued shareholder returns, providing the executives with a significant long-term interest in the Company’s success and creating a significant retention tool for key executives, (f) the cost of other forms of compensation, and (g) the potential dilutive effect of equity incentive awards on the Company’s existing shareholders.

Financial Statements

Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

12.
Please provide us with a more detailed discussion of how you account for sales of manufactured homes where you provide financing to the purchaser.  Tell us how your sales of manufactured homes meet the criteria of ASC 360-20-40-5.  Additionally, tell us if any of your sales of manufactured home do not meet this criteria, and tell us how you have accounted for these sales.

Company Response:

The Company considers sales of manufactured homes to be sales of tangible personal property rather than real estate.  The Company does not sell real estate as part of its normal operations, but rather rents real estate to its residents.  The Company also maintains an inventory of manufactured homes available for sale and has partnered with lending companies to provide financing of these manufactured homes.   Regardless of the financing source (external or provided by the Company), the Company has recognized revenues on manufactured homes in the same manner as the sale of any product, as described in ASC 605-10-25-1, which states that the recognition of revenue is contingent upon those revenues being earned and realizable. Sales of manufactured homes are recognized when the earnings process is complete.  The Company considers the earnings process to be complete upon the delivery of the home to the purchaser, the purchaser’s acceptance of the home, the closing of the sales transaction, and the transfer of the title to the purchaser.

The determination that the Company’s sales of manufactured homes are sales of tangible personal property is based on several reasons. Manufactured homes (sometimes called mobile homes) are designed to be used as dwellings that have the option of being permanently secured to a foundation. The Company operates properties in which manufactured homes are not permanently secured to a foundation to allow for easier placement and removal.  The Company believes the manufactured homes it sells are not included in the scope of ASC 360-20-40-5 because the manufactured homes are installed in a manner that allows portability, and thus, are not considered real estate since the manufactured homes are not permanently attached to a foundation or the land.  The manufactured homes are tangible personal property that can be placed on any parcel of land (with proper permits and utility access) and are not permanent fixtures or property improvements to the underlying real estate. The guidance in ASC 360-20-15-3 includes examples of permanent fixtures or property improvements to real estate as office buildings, manufacturing facilities, power plants, and refineries.  Unlike other types of residential or commercial structures, owners of manufactured homes renting parcels of land in the Company’s properties have the ability to move their home from one property to another.  One method the Company utilizes to support occupancy levels is to permit individual owners to relocate their existing manufactured home from competitors’ properties to the Company’s properties.  The number of relocations was 543 and 196 during the year ended December 31, 2009 and for the six months ended June 30, 2010, respectively.  The classification as personal property versus property improvements to real estate (or real property) is further evidenced by the fact the Company pays personal property tax on manufactured homes that are utilized in its Rental Program.

Mr. Daniel L. Gordon
September 3, 2010

Since the manufactured homes within the Company’s properties are not permanent fixtures to the real estate, lenders will not offer traditional mortgage financing.  Instead, lenders will provide financing in the form of retail installment sales contracts, otherwise known as chattel loans. The collateral supporting the retail installment sales contract is the manufactured home, and not the underlying real estate.  In the event the purchaser defaults, the lender can repossess the manufactured home and remove the manufactured home from the Company’s property.

In summary, the Company records manufactured homes sales under the revenue recognition guidance contained in ASC 605-10-25-1 because the Company is selling a product rather than real estate.  Due to lack of permanent installation of manufactured homes to the underlying real estate, the Company and lenders are not permitted to recognize these transactions as real estate sales. The guidance contained in ASC 360-20-40-5 is specific to real estate sales and the nature of the manufactured home sales transaction is outside the scope of ASC 360-20-40-5.

As you requested, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 248-208-2500.

Respectfully yours,

By:	/s/ Karen J. Dearing
Karen J. Dearing
Chief Financial Officer
Sun Communities, Inc.